Exhibit 99.1

ASX Announcement	26 February 2014

32 Beulah Road, Norwood, South Australia 5067ACN112 202 883

Telephone:  +61 8 8363 0388  Facsimile: +61 8 8132 0766  www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

Not for release or distribution in the United States

General Manager

The Company Announcements Office

Australian Securities Exchange

Capital Markets Update

Sundance Energy Australia Limited (“SEA” or the “Company”) is pleased to announce the successful completion of a placement of 84.2 million ordinary shares at A$0.95 per share raising A$80 million (“Placement”).

The Placement shares will be issued in two tranches to professional and sophisticated investors in Australia as follows:

•                  Tranche 1: 63.7 million shares to be issued under the Company’s 15% placement capacity pursuant to ASX Listing Rule 7.1; and

•                  Tranche 2: 20.5 million shares subject to shareholder approval at an extraordinary general meeting of shareholders, expected to be held in early April 2014.

As a result of strong investor demand, the placement was heavily oversubscribed.  The Placement was undertaken after the Company chose not to proceed with its US initial public offering as it did not meet the goals and objectives of the proposed issue.

The Placement price of A$0.95 per share represents a 5.9% discount to the closing price on 20 February 2014, and an 8.7% discount to the volume weighted average price for the 5 trading days up to and including 20 February 2014.  Proceeds from the Placement will be used primarily to accelerate development of Sundance’s Eagle Ford and Mississippian/ Woodford acreage, lease purchases, and exploration.

Euroz Securities Limited acted as Sole Lead Manager to the Placement.

For more information, please contact:

United States Eric McCrady, Managing Director Tel: +1 (303) 543 5703	Australia Mike Hannell, Chairman Tel: +61 8 8363 0388

Media enquiries
Rebecca Lawson
Mercury Consulting
Tel: +61 2 8256 3332 / 0432 398 122
Email: rebecca.lawson@mercuryconsulting.com.au

This announcement has been prepared for publication in Australia and may not be released or distributed in the United States.  This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction.  Any securities described in this announcement have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, registration under the US Securities Act and applicable US state securities laws.

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (ASX: SEA) is an Adelaide-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA.

The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford, Denver-Julesburg and Anadarko Basins.

A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net.